AUTOHOME INC.

10th Floor Tower B, CEC Plaza, 3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

January 6, 2015

VIA EDGAR

Patrick Gilmore, Accounting Branch Chief

Christine Davis, Assistant Chief Accountant

David Edgar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Autohome Inc. (the “Company”)
Responses to the Letter Dated December 18, 2014 regarding
Form 20-F for the Fiscal Year Ended December 31, 2013 (the “2013 Form 20-F”)
Filed March 31, 2014
(File No. 001-36222)

Dear Mr. Gilmore, Ms. Davis and Mr. Edgar:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 18, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 Form 20-F. The Staff’s comments are repeated below and followed by the responses thereto.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 6. Taxation, page F-25

1.	We note your disclosure that Autohome WFOE has met the High-New Technology Enterprise requirements which resulted in a 15% preferential tax rate for the periods presented as well as certain future periods. Please tell us what consideration was given to disclosing the aggregate RMB and per share effects of this tax holiday. Refer to SAB Topic 11.C.

The Company respectfully advises the Staff that the aggregate effects of the 15% preferential tax rate were RMB20.0 million, RMB34.0 million and RMB49.6 million for 2011, 2012 and 2013, respectively. The basic earnings per ADS effects related to the 15% preferential tax rate were RMB0.20, RMB0.34 and RMB0.50 for 2011, 2012 and 2013, respectively.

In response to the Staff’s comments, the Company plans to revise its disclosure in its future Form 20-F filings in substantially the same form as follows (the revised portions are underlined):

“In September 2010, Autohome WFOE was recognized as a “High-New Technology Enterprise” (“HNTE”), and is eligible for a 15% preferential tax rate effective from 2010 to 2012 and thereafter for an additional three years through an administrative renewal process if it qualifies. Autohome WFOE met the HNTE requirements and completed the administrative renewal process in November 2013, qualifying them for a 15% preferential tax rate for three years from 2013 to 2015. The aggregate effects of the preferential tax rate were RMB20.0 million, RMB34.0 million and RMB49.6 million for 2011, 2012 and 2013, respectively. The basic earnings per ADS effects related to the preferential tax rate were RMB0.20, RMB0.34 and RMB0.50 for 2011, 2012 and 2013, respectively.”

2.	We note your disclosure that as of December 31, 2013, you intended to indefinitely reinvest the undistributed earnings of your PRC subsidiaries. Please tell us what consideration was given to disclosing the amount of the undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested. Refer to ASC 740-30-50-2(b). As part of your response, please tell us the amount of cash and cash equivalents held by your PRC subsidiaries that would be subject to taxation if repatriated.

The Company respectfully advises the Staff that it disclosed on page F-23 of the 2013 Form 20-F that the amount of cash and cash equivalents held by its PRC subsidiaries that would be subject to taxation if repatriated was RMB394.3 million as of December 31, 2013. The Company has considered ASC 740-30-50-2(b) in light of the Staff’s comments and plans to revise the disclosure in its future Form 20-F filings in substantially the same form as follows (the revised portions are underlined):

“As of December 31, 2013, the Company intended to indefinitely reinvest the undistributed earnings of its PRC subsidiaries. As of December 31, 2013, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested was RMB570.9 million.”

3.	We note that as of December 31, 2013 you intend to indefinitely reinvest the undistributed earnings of your PRC subsidiaries. We also note that as of December 31, 2012 you did not intend to indefinitely reinvest these earnings and that as of December 31, 2011 you intended to indefinitely reinvest the undistributed earnings that remained after a dividend distribution. It appears that you are changing, with some frequency, your determination of whether the undistributed earnings of your PRC subsidiaries are indefinitely reinvested or not. Please tell us how you concluded that these earnings are in fact indefinitely reinvested considering your history. Please refer to the specific plans for reinvestment supporting your conclusion that remittance of the earnings will be postponed indefinitely. Refer to ASC 740-30-25-17.

The Company respectfully advises the Staff that the dividends distributed to the shareholders in the fiscal years ended December 31, 2012 and 2013 were upon the request of one shareholder pursuant to the Company’s pre-IPO shareholders agreement dated as of June 30, 2011 (the “Pre-IPO Shareholders Agreement”).

The shareholder who previously requested the dividend payments sold its entire equity interest in the Company prior to the Company’s IPO in December 2013 and the Pre-IPO Shareholders Agreement was terminated upon the Company’s IPO. Under the Company’s currently effective memorandum and articles, “no dividend shall be declared in excess of the amount recommended” by the Company’s board of directors (the “Board”).

The Board adopted resolutions on February 24, 2012 and May 16, 2013 to direct the Company to indefinitely reinvest the undistributed earnings of its PRC subsidiaries. Therefore, while distributions where made in 2012 and 2013 pursuant to the terms of the Pre-IPO Shareholders Agreement, the Board has maintained a consistent policy with respect to reinvesting the undistributed earnings of its PRC subsidiaries.

The Company respectfully advises the Staff that the Company has specific plans for reinvestment of undistributed earnings to fund its business in the long-term. The Company’s plans include, but are not limited to, the following:

•	conducting various sales and marketing initiatives to promote its brands through search engines, mobile platforms and navigation sites;

•	investing in product developments, including new content and new business initiatives;

•	investing in mobile Internet and enhancing the Company’s mobile platform;

•	investing in the Company’s online automotive media and transaction platform to capture critical stages of the sales funnel;

•	leveraging the Company’s comprehensive platform to capture additional revenue opportunities in new and used car sales and aftermarket services; and

•	pursuing acquisition of, or investment in, businesses, technologies or strategic alliances that complement its business.

*        *        *         *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 Form 20-F, please contact the undersigned at +86 (10) 5985-7386 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852-3740-4863. Thank you.

Very truly yours,

/s/ James Zhi Qin
James Zhi Qin
Director and Chief Executive Officer

cc:	Nicholas Yik Kay Chong, Chief Financial Officer, Autohome Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Maggie Sun, Partner, Ernst & Young Hua Ming LLP